October 25, 2007

Tia Jenkins
Senior Assistant Chief Accountant
Officer of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re: American Shared Hospital Services- Form 10-KA for the Year Ended December 31, 2006
Dear Ms. Jenkins:

This letter responds to comments of the Staff (“Staff”) of the Securities and Exchange Commission to Ernest A. Bates, M.D. of American Shared Hospital Services (the “Company”) in the letter regarding the Company’s Form 10-KA for the year ended December 31, 2006 (“2006 Form 10-KA”). We have reproduced below the Staff’s comments and the corresponding response of the Company. This letter has been approved by the Company’s Audit committee and reviewed by its independent registered public accounting firm, Moss Adams, LLP and our outside securities counsel, Davis Polk & Wardwell.
Other 1934 Act Filings
1.	We note your response to prior comment five of our letter dated June 21, 2007. We note that the financial statements were revised but no Item 4.02 8-K was filed. Since the revised presentation of the capital lease transactions appears to have materially affected cash flows from investing and financing activities, please tell us how you evaluated the requirements of Item 4.02 of Form 8-K.
Response: Prior to submitting its July 18, 2007 response to the Staff’s inquiry letter of June 21, 2007, we and our independent public accountants considered whether it was necessary to file an Item 4.02 Form 8-K. The Company’s management concluded that it was not necessary because we believed that the previously filed financial statements could continue to be relied upon. Our auditors reached the same conclusion.
We respectfully submit that Item 4.02 of Form 8-K is properly analyzed in conjunction with SEC Staff Accounting Bulletin: No. 99 — Materiality. The tests are both quantitative and qualitative and require management to assess a misstatement of an item in a financial report as material if, “in the light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.”
The Company revised its presentation of certain capital lease transactions in the Form 10-K/A. In the initial filing, these transactions were properly described as an investing and financing activity on the face of the statement of cash flows, and footnote 5 provided detailed data on the obligations under the capital leases. In the Form 10-K/A, we amended this presentation to clarify that these were non-cash investing and financial activities. This had the effect of moving amounts between investing and financing activities for 2006, but did not change either net cash from operating activities or net increase (decrease) in cash and cash equivalents for the year or the end-of-year balance. The Company believes that this amended treatment is more informative and technically correct, but does not believe that it is quantitatively significant in light of the overall presentation of cash flows.
Equally significant, the Company does not believe that the new presentation would impact the ability of investors to make informed decisions based on the information provided in the original Form 10-K filing. First, of course, the capital lease information was fully disclosed in the 10-K. Second, the Company believes that investors analogize capital leases to long-term debt for the purchase of equipment, which is essentially how the transactions were presented in the 10-K. As evidence of the Company’s belief, we respectfully refer the Staff to page 12 of the Form 10-K — “Risk Factors—The Company Has a High Level of Debt,” where we aggregate the amount of long-term debt and the present value of capital leases in describing the risk to investors. The revised presentation in the Form 10-K/A does not change, or even impact, this fundamental use of the information.
In summary, the Company respectfully submits that its conclusion that no Item 4.02 Form 8-K was required was a proper decision based on the available accounting guidance.
If you have any questions or comments concerning our response, please contact me at 415-788-5300 or Dan Kelly, Davis Polk & Wardwell, at 650-752-2001.
Sincerely,

/s/Craig K. Tagawa
Craig K. Tagawa
Chief Operating Officer
Cc:	Ernest A. Bates, M.D. Norman Houck Dan Kelly, Esq.